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                                                                    Exhibit 10.1

                  Third Quarter 2000 Earnings Conference Call
                            Thursday, June 15, 2000

                  Hosted by Art Smith, ATSI's Chairman & CEO

     Buenos Dias y Bienvenidos a nuestra teleconferencia! Good morning ladies and gentlemen and welcome to today's conference call.

  Before we get started, I want to remind each of you that this call is being recorded and the playback will be available beginning at 12:00 noon today through Friday at 5:00 p.m. CST. The number for the playback is 402-220-3107. No password is necessary. A transcript of this call will also be available on our Web Site at www.atsi.net.
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  We will open the call with Doug Saathoff's financial recap of the three and nine months ended April 30, 2000 followed by my comments.

Doug,

Thank you Art,

  Good morning! My discussion of our financial results will follow the general format of the table included in this morning's press release, with a focus on results for the third quarter, and then I'll close with some comments of my own on those results, as well as comments on where I believe we need to go and how I believe we'll get there.

  Network services revenues are generated by corporate clients on both a wholesale and retail basis utilizing either the Company's fiber-based international network, or the Company's satellite-based international network, or a combination of both. Carrier revenues are generated by both U.S. and foreign-based telecommunications companies seeking network capacity into or out of Latin America, primarily Mexico. During the three month period ended April 30, 2000, the Company generated $5.4 million dollars of carrier revenues, as compared to $1.9 in the same quarter last year an approximate 186% increase quarter to quarter. This increase was the result of the Company processing more minutes of carrier traffic during the third quarter than ever before, approximately 480% more than in the prior year. While the minutes of traffic carried increased significantly quarter to quarter - the Company continued to experience pricing pressures, causing revenue per minute for carrier services to decline from approximately $0.22 per minute to approximately $0.11 per minute quarter to quarter. For the nine months ended April 30, 2000, carrier services revenues were approximately $17.0 million as compared to $10.6 million for the nine months ended April 30, 1999, an increase of 60%. During the nine months ended April 30, 2000, the Company processed nearly 138 million minutes of third-party originated traffic through its network as compared to approximately 52 million minutes of traffic in the nine months ended April 30, 2000.

  Private Network services are typically generated by international corporate clients needing private point-to-point networks to handle their own internal data and communications needs, and these services generated the Company's initial revenues back in April of 1994. Since that time, however, the Company has shifted its focus away from these services in an effort to focus on public traffic in the U.S.-Mexico corridor. Over the past twelve months, the Company either lost clients or terminated services to clients upon the expiration of their contracts. As a result, private network revenues declined from $1.4 million in last year's quarter to approximately $488,000 during this year's quarter, and declined from $3.7 million during last year's nine-month period to approximately $1.8 during this year's nine-month period.

  Call Services revenues are retail based revenues generated by individual consumers. These revenues are divided into two major categories depending on how the consumer pays for the services. If the consumer pays for the service before it is provided, or at the time it is provided, it is classified as Integrated Prepaid. We use the term
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"Integrated" because there are a variety of services that may be provided, and a variety of ways to pay for them. The Company's vision is to provide the consumer with bundled services, such as direct dial, calling card, cellular and Internet services, in a package, and to have these services transported over its own network. These services are already being provided today from the Company's own Communication Centers and payphones located throughout Mexico. During the quarter ended April 30, 2000, the Company produced $1.6 million in revenues from these services as compared to $1.4 million in the prior year. For the nine-month period ended April 30, revenues increased 12% from $4.0 million last year to $4.5 million this year. We expect this line of business to grow in the future, as the Company's targeted market of Latinos North and South of the border, with limited incomes and creditworthiness, is more willing and able to pay for services on a prepaid basis. Today, these revenues are generated and collected almost exclusively out of Mexico, where the Company has a distinct advantage with its network of Communication Centers and payphones. It is the presence of these retail-oriented points of presence throughout Mexico which gives the Company a unique opportunity to implement a borderless, paired market strategy between the United States and Mexico. During the quarter ended April 30, 2000 the Company introduced the Communication Center concept, as promised, North of the border when it opened its first two Communication Centers in Texas.

  The Company also generates revenues from postpaid calling services. These calls are also made by consumers, who are subsequently billed by the Company for the price of the call. In the past, the Company provided these services not only from its own Communication Centers and payphones in Mexico, but from third-party owned locations as well. However, due to added expenses associated with these third-party owned locations, the Company now provides these services almost exclusively from its own payphones and communications centers. As a result, revenues generated from these services have declined. During the quarter ended April 30, 2000, approximately $690,000 was generated from postpaid services, as compared to $2.0 in last years' third quarter. During the quarter the Company also completed its transition to utilizing the services of third-party-owned operator centers to further reduce the cost of providing these operator assisted calls. While this move was made in hopes of improving margins on a per call basis, it reduced the amount of revenue recognized on a per call basis. For these same reasons, revenues from these services declined from $5.6 million in the first nine months of last year to $2.9 million in the first nine months of the current year.

  The Company's wholly-owned subsidiary, GlobalSCAPE, produced another record breaking quarter of revenues. Revenues increased 104% from approximately $679,000 in last year's quarter to approximately $1.4 million in this year's quarter. Enhancements to its flagship product, CuteFTP(TM), and the introduction of new products to the market, such as CuteMX, have increased the rate at which GlobalSCAPE's users download its products. Monthly downloads reached a record level of approximately 1.2 million during March 2000. Not only do downloads serve as the primary driver of revenues for GlobalSCAPE in subsequent months, but they also increase the targeted audience for banner advertisements. GlobalSCAPE began selling banner advertisements in April 1999, and advertising revenues produced approximately 10% of overall GlobalSCAPE revenues during the quarter ended April 30, 2000.

  On a quarter to quarter basis, consolidated revenues of the Company increased approximately 28% from $7.4 million in last year's third quarter to $9.5 million in this year's third quarter.

  Cost of services increased from $4.1 million to $6.7 million on a quarter to quarter basis, and increased as a percentage of consolidated revenues. As a result, the Company's consolidated gross margin declined from 44% to 29%. The gross margin on the Company's combined telecommunications operations decreased from 39% to 18% as the percentage of overall revenues generated by lower margin carrier services traffic increased to 56% compared to 25% in last year's quarter. Looking at the results for the nine-month periods ended April 30, the Company's consolidated gross margin declined from 40% to 31%, and the gross margin on the Company's combined telecommunications operations decreased from 36% to 23%.

     Selling, general and administrative expenses increased to $3.8 million from $3.0 million on a quarter to quarter basis, but decreased slightly as a percentage of revenues to 39% from 40%. Approximately half of the
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increase in expenses was attributable to activity at GlobalSCAPE, which continued to invest in the development and rollout of new products such as CuteMX. As a result of the Company's announced plan to distribute shares of its ownership in GlobalSCAPE on a 1-for-20 share basis, the Company also incurred nonrecurring legal and accounting expenses related to the filing of GlobalSCAPE's Form 10. SG&A expenses related to the Company's telecommunications operations also increased during the quarter primarily due to costs related to the opening and planned opening of Communication Centers in the United States just prior to and subsequent to quarter end. Additional SG&A costs were incurred related to the Company's listing on the American Stock Exchange including an initial listing fee of approximately $50,000.

     For the nine-month periods presented, the Company's SG&A expenses increased from $9.2 million last year to $10.4 million this year for the same reasons already given.

   Bad debt expense, which is primarily associated with the Company's postpaid call services business, declined along with the associated call services revenues between all periods presented.

  The increase in revenues, offset by lower margin carrier services traffic and higher SG&A costs, resulted in negative earnings before interest, taxes, depreciation and amortization, or EBITDA, for the quarter of approximately ($1.1 million) as compared to positive EBITDA results of approximately $49,000 in the prior year's quarter. For the nine month period ended April 30, 2000, the Company produced negative EBITDA results of approximately ($1.5 million) as compared to positive EBITDA results of approximately $511,000 in the prior year's comparative period.

  Non-cash charges for depreciation expense on the Company's fixed assets, as well as amortization charges on intangible assets of the Company, totaled approximately $1.1 million in this years quarter, compared to approximately $942,000 in last year's quarter, and increased from $2.3 million in last years nine month period to $3.5 million in the current year period, as the Company added equipment to its network infrastructure and also purchased the rights to the source code of CuteFTP(TM), GlobalSCAPE's flagship product.

  Other income and expense, which consists mainly of interest charges on the Company's debt and capital lease obligations, amounted to a net expense of approximately $350,000 in this year's quarter compared to approximately $420,000 in the prior year's quarter, and $1.4 million in this year's nine month period as compared to $1.2 million in last year's nine month period. The decrease on a quarter to quarter basis was primarily the result of the conversion of approximately $3.3 in debt to common stock of the Company on January 31, 2000.

  After deducting $3.9 million for preferred dividends, a non-cash item, the net loss attributable to common shareholders was $6.5 million, compared to a net loss of approximately $1.3 million during last year's third quarter. The preferred dividends relate to approximately $10.3 million in preferred stock distributed by the Company through private placements from March 1999 through February 2000 which was used primarily for working capital purposes. The net loss per weighted average common share outstanding was $0.11, as compared to a net loss of $0.03 per common share in last year's quarter. The net loss attributable to common shareholders was $12.2 million, or $0.23 per common share, for the first nine months of this fiscal year, after deducting $5.8 million for non-cash preferred dividends, which compares to a net loss of approximately $3.1 million, or $0.07 per common share during the first nine months of fiscal 1999.

     During the three-month period ending April 30, 2000, the Company received approximately $4.0 million in cash proceeds for private preferred stock issuances. Accounting rules dictate that the Company record a non-cash charge based upon the difference between the closing price of the Company's common stock on the day that funding is committed to and the most beneficial price at which the investor may convert his preferred stock into common stock, multiplied by the number of common shares the investor may obtain upon conversion. Because these fundings took place during a period in which the Company's stock price was rising, the Company had to recognize approximately $3.8 million in non-cash charges as preferred dividends during the quarter. The Company also received an additional $3.8 million in cash proceeds from the exercise of warrants and options during the
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quarter. As a result of these cash infusions, the Company had positive working capital of approximately $1.2 million as of April 30, 2000 as opposed to a working capital deficit of $3.9 million as of January 31, 2000.

     Now for my comments. Once again, the Company showed during the quarter that it could generate a large amount of traffic, enough to completely fill its hybrid network backbone between the U.S. and Mexico several times during the quarter. As a result, revenues were up quarter over quarter. But because the increase in revenues was again largely due to wholesale traffic, the Company produced less gross margin on a per call basis and did not fully cover its SG&A expenses. Three months ago, the Company addressed this trend of decreasing margins by stating publicly that it must do two things: focus on implementing a retail-oriented growth strategy to generate higher revenues on a per call basis, and extend its network in Mexico to provide a lower cost basis solution for carrying its traffic in the long term. Recent announcements show that we are delivering by meeting these challenges head-on.

     Yesterday we announced that we had agreed to purchase Genesis Communications International for approximately $37.3 million in ATSI common stock. Approximately 75% of Genesis' revenues are generated from retail consumers in 85% of the counties in the United States with the highest amount of Hispanic/Latino population. Historically, Genesis has produced gross margins of approximately 38%, positive EBITDA, and during calendar 1999 generated approximately $25.5 million in revenues and positive net income. Recent changes in the regulatory environment regarding CLEC's may offer an opportunity to further enhance Genesis's results as Art will touch on later in his report.
More than half of their revenues are generated from traffic flowing from the United States to Mexico. We also delivered on a promise by opening our first two Communications Centers in the U.S. ATSI's Communication Center strategy will be integrated with Genesis' retail service offerings in Latino markets for a more comprehensive offering of telecommunications related services. Services offered by the two companies are complementary, but the benefits do not stop there. The combination of the operations of two companies is expected to result in SG&A savings as well.

     Just last week, we announced that we had secured a long distance concession in Mexico. As was disclosed in the Company's 10Q filing yesterday, we are acquiring a Mexican company which has a long distance concession for approximately $3.2 million dollars in cash and common stock. Key to obtaining approval from Cofetel for this transaction was the improvement in the Company's financial position over the past six months, and the signing of a 5,000,000 share equity financing facility this past April.

     The concession is required for the Company to extend its network in Mexico beyond its current network backbone, which terminates in Mexico City and Monterrey. Extension of the network in Mexico will allow ATSI to interconnect directly with local service providers, thereby reducing its dependence on third-party carriers currently used by the Company today. These third party carriers currently represent the largest cost component of ATSI's direct cost of transporting traffic between Mexico and the United States. The purpose of the buildout is to support the Company's retail traffic first, and wholesale traffic second.

     The Company also made progress on its announced plans regarding the spin-off of GlobalSCAPE, which filed a Form 10 related to ATSI's planned distribution of a portion of its current 100% ownership in GlobalSCAPE on a 1-for-20 share basis.

     The Company has also publicly discussed in the past its desire to build institutional ownership in its stock by obtaining analyst coverage. On May 26 of this year, First Security Van Kasper initiated coverage of the Company's stock with a Buy recommendation and a $10 targeted stock price, before we announced that we had secured the long distance concession and before the Genesis transaction was announced.

     By delivering on its stated intentions related to retail revenue growth and the concession, and improving its financial condition, I believe that the Company has positioned itself very favorably within the public markets.
Although we have enjoyed much success for our shareholders so far this year, these recent events have resulted in a rebirth of ATSI financially and operationally as a Company with many opportunities in front of it. Throughout recent months, the Company has traded at 9 - 10 times its annualized revenues. The addition of Genesis, coupled
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with network buildout in Mexico, should further enhance the value of ATSI going forward. The generation of more facilities-based revenues should lead to enhanced financial performance, and higher value for our shareholders. Simply put, we need to continue down our stated path.

Thank you Doug,

                            The Genesis Transaction

We have communicated to the investment community that one of our corporate objectives is to increase the retail portion of our business by penetrating the U.S. Latino markets and capturing the end-user generating communications traffic to Mexico. We have made this a high priority and recently took a major step towards accelerating our plan to generate our own profitable retail traffic in the United States. The Company announced it has signed a definitive agreement to purchase Genesis Communications International, a privately held, San Diego based company, that has successfully penetrated the Latino retail markets in the U.S.

As mentioned previously, Mexico is the top route in terms of revenue for long distance traffic with the United States. In fact, approximately 3 billion minutes of telephone traffic go from the United States to Mexico, more than all the calls to Japan, Germany, and Britain combined. Through the acquisition of Genesis, ATSI establishes a strong retail presence in its target markets north of the border and positions itself to capture rapid market share in this lucrative telecommunications corridor. Genesis' core services include prepaid and postpaid long distance, prepaid and postpaid local service, carrier services and switchless resale. Genesis' current customer base consists of 65,000 long distance and 10,000 local service customers. In the U.S., the Company is certified as an inter-exchange ("IXC") carrier in eleven states and certified as a local exchange carrier or CLEC in nine states. Genesis maintains switches in Los Angeles and Dallas, with network deployed in Arizona, California, Colorado, Illinois, Nevada, New Mexico and Texas, bringing considerable network and back office synergies directly into regions where ATSI is focusing its U.S. retail expansion. Genesis' assets include an internally developed, comprehensive back office system, Telecommunications Data Management System or "TDMS". TDMS' features include rating, billing, management and traffic reporting and support for customer service, order processing, credit and collections, and engineering. TDMS also provides for electronic operational support system or "OSS" interfaces with incumbent local exchange carriers' ordering systems for provisioning of local service.

The Genesis transaction will expand ATSI's geographic presence and market coverage into 85 of the top 100 counties in the U.S. in terms of Latino population that generate approximately 80% of the long distance traffic to Mexico. Genesis' core service offerings will continue to be offered in these markets, but will integrate ATSI's Communications Centers to encompass a more comprehensive retail plan. The Communication Centers will serve as sales distribution points as well as customer care and payment centers for the "wave" of other telecomm services offered in the Latino community. ATSI's Communication Centers will also serve as magnets to attract customers to services designed to meet the telecomm needs of the Latino who has identity, credit or economic challenges. In general, the recent arrivals and those with economic instability will be served through prepaid accounts while more established households will be offered subscribed services. The goal of the combined companies is to build a long-term and loyal Latino customer base in both prepaid and postpaid services. Marketing activities will be coordinated to direct potential and repeat customers to purchase retail services and to
frequent the Company's Communication Centers.   In addition, Genesis' service
offerings may be incorporated into ATSI's growth plans in Mexico.

The Company will differentiate its services from that of competitors by incorporating a "borderless" component into the majority of its retail services and distribution channels. For example, a prepaid long distance card will function seamlessly, independent from a customer's location north or south of the U.S. border.

ATSI plans to continue investing a majority of new resources developing retail programs, while maximizing wholesale growth by utilizing the excess capacity on its proprietary network and the enhanced capabilities of the its state-of-the-art infrastructure built under its long distance concession. Over the next few years, our wholesale strategy will evolve from a traditional voice traffic model to a model that incorporates broadband services for serving ISPs, emerging carriers and CLECs.
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                           Bundled Service Strategy

In the U.S., the combined companies' strategy is to offer a "bundled" telecommunications package in 85 of the top 100 counties based on Latino population. A key component to executing this strategy is to successfully establish access into the Latino consumer's home as a CLEC or local exchange carrier. The Genesis acquisition establishes your Company as a CLEC in key Latino markets. Utilizing Genesis' electronic interfaces with incumbent local exchange carriers, local services in the future will be provided via an "Unbundled Network Elements Platform" or UNE-P rather than the current "Total Service Resale" platform, allowing for greater margins. Local services will be bundled with long distance, calling card, and other highly specialized services to better serve the Latino consumer. In Mexico, the Company will offer prepaid telecommunication services such as long distance, local calling, fax, and Internet via its Communication Centers and Enhanced Prepaid Calling Card. In essence, ATSI will offer Mexican nationals lacking basic phone service access to a "bundled" service offering via its Integrated Prepaid Services product line. As the telecommunications environment in Mexico matures, ATSI will evaluate the introduction of successful U.S. service offerings such as local dial tone to the consumer's home.

In summary, the combination of ATSI and Genesis creates a telecommunications company with a leadership position in serving the retail paired markets between the U.S. and Mexico.

                            LONG DISTANCE CONCESSION

We recently announced that ATSI has secured its Long Distance Concession in Mexico, and we believe SCT authorization is imminent. We are delivering on another stated goal.

This highly valuable license will enable the Company to expand its operations and services to both urban and semi-rural locations in Mexico, while simultaneously decreasing operating costs for its services. ATSI will now be allowed to eliminate the "middleman" and interconnect to the local network in
areas where it is currently delivering services.   The latest in fiber and
satellite technology will be utilized to build a next-generation packet switching network.

ATSI plans to build an OC-192 fiber ring network, which will be the first of its kind built in Mexico by a competitive carrier. The broadband fiber network will interconnect to a satellite network with multiple Internet protocol gateways for voice over IP transport. The network in Mexico will serve a total of 115 cities, 14 primary cities on the fiber route and 101 secondary cities via satellite.
The Mexican network will interconnect to a U.S. network that extends into the 6 key markets that generate a majority of the communications traffic destined for Mexico. This leading-edge, cross-border network will serve as the communications "pipe" transporting voice and data between the U.S. and Mexico and allow the Company to maintain a competitive advantage well into the future.

                                  GlobalSCAPE

During the 3rd quarter, ATSI filed an Information Statement and Form 10 Registration Statement with the Securities and Exchange Commission in connection with its planned distribution of approximately 27% of ATSI's ownership in GlobalSCAPE to ATSI's stockholders. ATSI stockholders will receive a portion of ATSI's share ownership in GlobalSCAPE via a distribution made pro rata one share of GlobalSCAPE Common Stock for each twenty shares of ATSI Common Stock held as of the Record Date. The Record Date is expected to be on or before July 14, 2000. A public announcement of the Record Date will be made at least 10 days prior to the Record Date. Subject to the effectiveness of the Form 10, ATSI expects the distribution of shares to be made within 3 weeks of the Record Date.

                                ANALYST COVERAGE

Another stated goal we have delivered on is securing analyst research. As Doug mentioned, First Security Van Kasper, a leading west-coast investment banking firm recently launched coverage on the Company. It is our intent
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to increase institutional holdings in ATSI and Analyst coverage is fundamental to attracting institutions. We will continue to communicate our story to the analyst community, seeking to secure additional coverage in the future.

     The Company was also recently included in the preliminary list of companies to be added to the Russell 3000 Index. This serves as further evidence that we are gaining awareness in the investment community.

                                    CLOSING

In closing, I'd like to congratulate our team for "making it happen" and
delivering on some key corporate goals.   The recent achievements take ATSI to
new heights and as the bar gets higher, we will continue to establish goals and objectives that accomplish our primary objective of increasing shareholder value. The vision and strategy remain the same, but the ATSI package has improved and is now more attractive to the investment community. In the next few weeks I will be on the road again delivering a message that reinforces the positive impact the recent transactions have on your Company.

ATSI will continue striving to deliver on future corporate goals and building sustainable, long-term shareholder value.

  Thank you for your attention and continued support of American TeleSource.